UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-41327

GOGORO INC.

11F, Building C,

No. 225, Section 2, Chang’an E. Rd.

SongShan District, Taipei City 105

Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 25, 2024, Gogoro Inc. (“Gogoro”) issued a press release announcing that on June 24, 2024, Gogoro has entered into, and consummated certain transactions contemplated by, a subscription agreement (including schedules and exhibits attached thereto, the “Subscription Agreement”) with Castrol Holdings International Limited, a private limited company incorporated in England and Wales (“Castrol Holdings”). Pursuant to the Subscription Agreement, Gogoro has issued and sold to Castrol Holdings, and Castrol Holdings has subscribed for and purchased from Gogoro, in a private placement, 16,887,328 shares (the “Subscribed Shares”) of the ordinary shares of Gogoro, par value US$0.0001 per share (the “Ordinary Shares”), for an aggregate purchase price of US$25,000,000, reflecting a per share purchase price of approximately US$1.4804 (the “Per Share Purchase Price”). Concurrently with the execution of the Subscription Agreement, Gogoro has also entered into a letter agreement (the “Letter Agreement”) and a registration rights agreement (the “Registration Rights Agreement”), in each case with Castrol Holdings.

Gogoro will use the proceeds from the sale of the Subscribed Shares exclusively to fund strategic investments as approved by the board of directors of Gogoro. Gogoro will be prohibited from using such proceeds for any redemptions, dividends or other distributions to any shareholders of Gogoro (other than in accordance with the Letter Agreement).

Upon the closing of the issuance of the Subscribed Shares, Castrol Holdings holds approximately 5.72% of the total issued and outstanding Ordinary Shares.

Pursuant to the Letter Agreement, Gogoro has granted the following rights to Castrol Holdings:

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Put option: subject to the terms and conditions set forth in the Letter Agreement, if the Second Tranche Closing (as defined below) has not occurred prior to June 30, 2025, then at any time during the 12-month period immediately following June 30, 2025 (the “Put Option Period”), Castrol Holdings will have the right, but not the obligation, to require Gogoro to repurchase all or any portion of the Subscribed Shares at a price per Ordinary Share equal to the Per Share Purchase Price. This put option will expire upon the occurrence of the Second Tranche Closing if the Second Tranche Closing occurs prior to the expiration of the Put Option Period and may not be exercised more than once.

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Additional put option rights: from the closing date under the Subscription Agreement until the earlier of the Second Tranche Closing and the expiration of the Put Option Period, upon (i) a change of control transaction of Gogoro or (ii) a material breach by Gogoro of its representations, obligations, covenants or agreements under the Subscription Agreement or the Registration Rights Agreement, Castrol Holdings will have the right, but not the obligation, to require Gogoro to repurchase all or any portion of the Subscribed Shares at a price per Ordinary Share equal to the Per Share Purchase Price. These additional put option rights may not be exercised more than once.

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Information and consultation rights: so long as Castrol Holdings holds at least 5% of the Subscribed Shares and, if applicable, the Ordinary Shares issued or issuable under the Convertible Note, Gogoro will hold a quarterly consultation with Castrol Holdings to provide certain information regarding Gogoro and the Strategic Partnership (as defined below) specified in the Letter Agreement.

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Most favored nation: in connection with certain issuances of capital stock by Gogoro within 12 months after the date of the Letter Agreement, if Gogoro grants to persons subscribing for capital stock in such issuances certain rights, in each case that are materially more favorable to such persons, Gogoro will offer to Castrol Holdings the opportunity to elect to include such more favorable terms in the Letter Agreement.

Pursuant to the Registration Rights Agreement, Gogoro has also granted Castrol Holdings certain registration rights with respect to the Subscribed Shares and the Ordinary Shares issuable upon exercise of the Convertible Note (the “Conversion Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

In addition to the issuance and subscription of the Subscribed Shares, the Subscription Agreement also contemplates that upon the consummation (the “Second Tranche Closing”) of the transactions contemplated by the definitive agreements mutually agreed between the parties in respect of a contemplated electric two-wheeler joint venture between Gogoro and Castrol Holdings (the “Strategic Partnership”), Gogoro and Castrol Holdings will enter into a convertible note purchase agreement in substantially the form attached as Exhibit C to the Subscription Agreement (the “Note Purchase Agreement”), pursuant to which Gogoro will issue and sell to Castrol Holdings, and Castrol Holdings will purchase from Gogoro, a convertible note in substantially the form attached as Exhibit D to the Subscription Agreement in the principal amount of US$25,000,000 (the “Convertible Note”). The Note Purchase Agreement will contain representations, warranties and covenants substantially similar to the Subscription Agreement.

The Second Tranche Closing is subject to the parties’ agreeing to and signing of the definitive agreements with respect to the Strategic Partnership and the consummation of the transactions contemplated thereby. Therefore, there is no assurance as to whether or when the Second Tranche Closing will occur.

If the Second Tranche Closing occurs, the parties will sign the Note Purchase Agreement and Gogoro will issue the Convertible Note to Castrol Holdings for an aggregate purchase price of US$25,000,000 pursuant to the Note Purchase Agreement. The Convertible Note, if issued, will contain the following key terms:

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Interest: the Convertible Note will mature on the date that is fifteen months after the issuance date. Interest on the Convertible Note is payable either in cash or by payment-in-kind at Gogoro’s election, on a semi-annual basis from the date of issuance, and will be based on the secured overnight financing rate plus 1.6 percent (1.6%) per annum. In the case that an event of default has occurred and is continuing, the interest rate will be the rate stated above, plus two percent (2%) per annum (which additional two percent (2%) will be payable in cash).

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Use of proceeds: US$20 million of the proceeds from the Convertible Note will be used by Gogoro to fund the Strategic Partnership, and the remaining US$5 million will be used to fund other strategic investments as approved by Gogoro’s board of directors. Gogoro will be prohibited from using such proceeds for any redemptions, dividends or other distributions to any shareholders of Gogoro (other than in accordance with terms of the Convertible Note).

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Optional conversion: the principal and accrued and unpaid interest owing under the Convertible Note will be able to be converted at any time at the option of the holder into the Ordinary Shares at a conversion price equal to the volume weighted average of the closing prices of Ordinary Shares reported by Nasdaq on each of the 30 consecutive trading days ending on (and including) the date immediately before the issuance date of the Convertible Note (the “Conversion Price”). The Conversion Price will be subject to certain adjustments, including without limitation anti-dilution adjustments.

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Automatic conversion: all of the principal and accrued and unpaid interest owing under the Convertible Note will be automatically converted into Ordinary Shares at the Conversion Price if Gogoro notifies the holder that certain operational milestones (as set forth in the Convertible Note) have been achieved with respect to the Strategic Partnership.

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Redemptions of the Convertible Note: Gogoro will be able to redeem all or a portion of the Convertible Note at any time by payment of an amount in cash equal to the principal amount of the portion of the Convertible Note being redeemed plus all accrued and unpaid interest thereon. Gogoro will also be required to redeem all of the Convertible Note for an amount in cash equal to 100% of the outstanding principal amount and all accrued and unpaid interest thereon upon a change of control transaction of Gogoro, unless the Convertible Note is first converted by the holder.

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Acceleration of the Convertible Note: if an event of default (other than a bankruptcy event of default) occurs and is continuing, then the holder of the Convertible Note will be able to declare all of the principal and accrued and unpaid interest owing on the Convertible Note to become due and payable immediately. If a bankruptcy event of default occurs, then all of the principal and accrued and unpaid interest owing on the Convertible Note will be immediately due and payable without any further action or notice by any person. The holder of the Convertible Note will be able to rescind any acceleration of the Convertible Note and its consequences if such rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

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Break funding event: Gogoro will be required to compensate the holder for certain break funding losses in connection with a payment or redemption of the Convertible Note on a date that is not an interest date or maturity date.

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Covenants: the Convertible Note will contain affirmative and negative covenants applicable to Gogoro and its subsidiaries, including satisfaction of certain liquidity ratio and debt ratio (and the periodic certification thereof), compliance with information and consultation rights as provided in the Letter Agreement, notice of certain major events and limitations on various transactions and other actions of Gogoro.

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Most favored nation: in connection with other issuances of convertible note instruments by Gogoro while the Note is outstanding, if Gogoro grants to persons purchasing such instrument certain rights, in each case that are materially more favorable to such persons than contained in the Convertible Note, Gogoro will offer to Castrol Holdings the opportunity to include such more favorable terms in the Convertible Note.

None of the Subscribed Shares, the Convertible Note or the Conversion Shares have been registered under the Securities Act, and the issuance and sale of the Subscribed Shares, the Convertible Note or the Conversion Shares by Gogoro have been or will be made (as the case may be) pursuant to one or more exemptions from registration under the Securities Act.

A copy of the Subscription Agreement (including a form of the Note Purchase Agreement attached thereto as Exhibit C and a form of the Convertible Note attached thereto as Exhibit D) is attached as Exhibit 10.1 to this Report of Foreign Private Issuer. A copy of the Letter Agreement and the Registration Rights Agreement is attached as Exhibit 10.2 and Exhibit 10.3 to this Report of Foreign Private Issuer, respectively. The above description of the Subscription Agreement, the Letter Agreement, the Registration Rights Agreement, the Note Purchase Agreement and the Convertible Note (collectively, the “Relevant Documents”) does not purport to be complete and is qualified in its entirety by reference to the full text of the Relevant Documents attached as exhibits hereto.

The representations, warranties and covenants contained in the Relevant Documents were made solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, copies of the Relevant Documents are furnished herewith only to provide investors with information regarding the terms of the Relevant Documents, and not to provide investors with any other factual information regarding Gogoro or its business, and should be read in conjunction with the disclosures in Gogoro’s periodic reports and other filings with the Securities and Exchange Commission.

Closing of Gold Sino Investment

Gogoro recently closed the previously announced transaction with Gold Sino Assets Limited (“Gold Sino”) pursuant to the share and warrant repurchase agreement, dated May 31, 2024, by and between Gogoro and Gold Sino (the “Purchase Agreement”). Pursuant to the Purchase Agreement, upon the closing, Gogoro issued to Gold Sino (i) 32,516,095 Ordinary Shares for an aggregate purchase price of US$50,000,000 and (ii) a warrant to purchase 10,838,698 Ordinary Shares of Gogoro at US$1.6915 per share (subject to certain adjustments as set forth therein).

Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gogoro’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, the potential use of the proceeds, the potential signing and/or closing of the definitive agreements in respect of a contemplated electric two-wheeler joint venture, the potential signing of the Note Purchase Agreement by the parties, the potential issuance of the Convertible Note and the Conversion Shares, the Second Tranche Closing, and the growth prospects of Gogoro. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Gogoro’s control, which may cause Gogoro’s actual results, performance or achievements to differ materially from those in the forward-looking statements. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro’s filings with the Securities and Exchange Commission (“SEC”), including Gogoro’s Form 20-F for the year ended December 31, 2023, which was filed on March 29, 2024 and its subsequent filings with the SEC, copies of which are available on our website and on the SEC’s website at www.sec.gov. All information contained in this communication is based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any such information, except as required by law.

This Form 6-K and Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into Gogoro’s registration statement on Form F-3 (File No. 333-264619), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

10.1	Subscription Agreement, dated June 24, 2024.

10.2	Letter Agreement, dated June 24, 2024.

10.3	Registration Rights Agreement, dated June 24, 2024.

99.1	Press release issued by Gogoro Inc., dated June 25, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: June 25, 2024	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer